UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Turkcell Iletisim Hizmetleri A.S.

(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)

900111204

(CUSIP Number)

Jan Henrik Ahrnell

TeliaSonera AB

Stureplan 8

SE-106 63 Stockholm, Sweden

+46 (0)8-504 550 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 900111204	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TeliaSonera AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 308,531,983.604 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 308,531,983.604 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,531,983.604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.0% (1), based on 2,200,000,000 shares outstanding on December 31, 2008 as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2008

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	Excludes 1,122,000,000.238 ordinary shares held by Turkcell Holding A.S., as described in more detail in Items 2, 3 and 5.

SCHEDULE 13D

CUSIP No. 900111204	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TeliaSonera Finland Oyj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Finland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 308,531,983.604 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 308,531,983.604 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,531,983.604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.0% (1), based on 2,200,000,000 shares outstanding on December 31, 2008 as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2008

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	Excludes 1,122,000,000.238 ordinary shares held by Turkcell Holding A.S., as described in more detail in Items 2, 3 and 5.

SCHEDULE 13D

CUSIP No. 900111204	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sonera Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 308,531,983.604 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 308,531,983.604 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,531,983.604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.0% (1), based on 2,200,000,000 shares outstanding on December 31, 2008 as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2008

14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	Excludes 1,122,000,000.238 ordinary shares held by Turkcell Holding A.S., as described in more detail in Items 2, 3 and 5.

Page 5 of 17 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”). The address of the principal executive office of the Issuer is Turkcell Plaza, Mesrutiyet Caddesi No 71, 34430, Tepebasi, Istanbul, Turkey.

Item 2.	Identity and Background.

This Schedule 13D is filed by TeliaSonera AB, a Swedish corporation (“TS”), TeliaSonera Finland Oyj, a Finnish corporation (“TS Finland”) and Sonera Holding B.V., a Dutch corporation (“Sonera Holding” and, together with TS and TS Finland, the “Reporting Persons”). Sonera Holding is a wholly owned subsidiary of TS Finland, which in turn is a wholly owned subsidiary of TS.

TS provides telecommunication services in the Nordic and Baltic countries, the emerging markets of Eurasia, including Russia and Turkey, and in Spain. The principal executive offices of TS are located at SE-106 63, Stockholm, Sweden.

TS Finland provides telecommunication services in Finland and conducts other business activities relating to the holding and financing of certain subsidiaries of TS and TS Finland. The principal executive offices of TS Finland are located at Teollisuuskatu 15, 00510 Helsinki, Finland.

The principal business activities of Sonera Holding relate to the holding and financing of certain subsidiaries of TS. The principal executive offices of Sonera Holding are located at Rodezand 34 K, 3011AN, Rotterdam, The Netherlands. Sonera Holding is the holder of 308,531,983.604 Shares of the issuer, representing approximately 14.0% of the outstanding Shares, and 47.09% of the outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, which owns 1,122,000,000.238 Shares of the Issuer, representing approximately 51.0% of the outstanding Shares.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth in Schedule I hereto and incorporated by reference herein.

During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed in Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons initially acquired Shares of the Issuer in 1995. In 2000, Turkcell Holding was formed as a joint venture among Sonera Holding, Cukurova Holding A.S.

Page 6 of 17 Pages

(“Cukurova Holding”) and various affiliates of Cukurova Holding with Sonera Holding owning 47.09% of Turkcell Holding and Cukurova Holding and its affiliates owning 52.91% of Turkcell Holding. Turkcell Holding has been the holder of 51.0% of the total outstanding Shares in the Issuer since 2000. In 2000, the Issuer completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and its American Depositary Shares on the New York Stock Exchange. Sonera Holding continued to hold Shares in the Issuer directly and, including stock dividends received from time to time, has held 292,485,208.604 Shares in the Issuer since June of 2006. On September 11, 2009, Sonera Holding entered into a derivative transaction with Citibank, N.A. that was settled on October 30, 2009, resulting in Sonera Holding’s acquisition of 6,418,710 American Depositary Shares of the Issuer (representing 16,046,775 Shares) at a price per American Depositary Share of $17.30. Sonera Holding obtained the purchase price for these shares from the working capital of TS.

On March 24, 2005, Cukurova Holding and Sonera Holding entered into a letter agreement (the “Letter Agreement”) pursuant to which Cukurova Holding agreed to sell to Sonera Holding the 52.91% of shares of Turkcell Holding that Sonera Holding did not own. Cukurova Holding did not perform its obligations under the Letter Agreement. In May of 2005, Cukurova Holding indirectly sold to Alfa Telecom Turkey Limited (“ATT”) an indirect interest in 49% of the shares of Turkcell Holding that it had agreed to sell to TeliaSonera and, in connection with a financing transaction, indirectly pledged its remaining indirect interest in 51% of its shares of Turkcell Holding to ATT.

Sonera Holding has received a ruling from an arbitration tribunal of the International Chamber of Commerce in Geneva stating that the Letter Agreement and related documents are valid and binding and requiring Cukurova Holding to perform its obligations thereunder and to deliver 52.91% of the outstanding shares of Turkcell Holding to Sonera Holding. Further disputes regarding the ownership of Turkcell Holding and related matters are ongoing in various jurisdictions. ATT has also initiated legal proceedings in the British Virgin Islands seeking confirmation that it has validly appropriated Cukurova Holding’s indirect interest in Turkcell Holding following Cukurova Holding’s default on its loan from ATT.

On November 11, 2009, the Reporting Persons, ATT and Altimo Holding and Investment Limited (“Altimo” and, together with ATT, the “Altimo Parties”) entered into a Joint Venture Agreement (the “Joint Venture Agreement,” a copy of which is attached hereto as Exhibit (a) and is incorporated herein by reference). Under the terms of the Joint Venture Agreement, which are described in more detail in Item 4, the Reporting Persons and the Altimo Parties have agreed to collaborate and align their efforts to resolve ongoing legal disputes between each of them and Cukurova Holding and its affiliates. Following the satisfactory resolution of such disputes, the Reporting Persons and the Altimo Parties have agreed to combine their direct and indirect ownership interests in Turkcell Holding and their other direct and indirect interests in the Issuer by contributing those interests, together with their respective direct and indirect interests in OJSC MegaFon (“MegaFon”), a Russian mobile phone operator, into a new company. The new company is expected to be established in a western jurisdiction and listed on the New York Stock Exchange.

Page 7 of 17 Pages

Item 4.	Purpose of Transaction.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

Under the terms of the Shareholders Agreement relating to Turkcell Holding (the “Turkcell Holding Shareholders Agreement,” a copy of which is attached hereto as Exhibit (b) and is incorporated herein by reference), Sonera Holding currently has the right to appoint three members of the seven-member board of directors of Turkcell Holding and to nominate two members of the seven-member board of directors of the Issuer. Cukurova Holding has the right to appoint four members to the board of directors of Turkcell Holding and to nominate two members of the board of directors of the Issuer. Following the sale of an indirect interest in Turkcell Holding by Cukurova Holding to ATT in 2005, Cukurova Holding has exercised certain of these rights at the direction of ATT.

As described in Item 3, the Reporting Persons and the Altimo Parties have agreed to combine their ownership interests in the Issuer by contributing their respective direct and indirect interests in the Issuer and in MegaFon into a new company. The objective of the Reporting Parties is to create a leading international mobile operator with well-functioning corporate governance and with assets in Russia, Turkey and the CIS countries. The new company is expected to focus on developing Turkcell and MegaFon as well as expanding into new emerging markets. Through the creation of the new company, the Reporting Persons and the Altimo Parties seek to strengthen their collective control over and improve the liquidity of both assets and simplify the shareholder structures of both Turkcell and MegaFon.

Under the terms of the Joint Venture Agreement, the Reporting Persons and the Altimo Parties have agreed to pursue and resolve their respective disputes with Cukurova Holding and its affiliates in a coordinated manner and, subject to satisfactory conclusion of those disputes, to create the new company described above. The Joint Venture Agreement sets forth principles of corporate governance that have been agreed between the parties, with certain governance arrangements to be finalized in definitive documentation. The governance structure contemplated by the Joint Venture Agreement is as follows:

•

Corporate authority will be vested in the board of directors of the company, with certain fundamental matters (including changes to the organizational documents of the company, election of the board, approval of significant or related party transactions and appointment of the company’s auditors) reserved for a vote of shareholders.

•

The board of directors will contain independent directors and equal representation for the Reporting Persons, on the one hand, and the Altimo Parties (or, if the third minority shareholder of MegaFon participates in the transaction, the Altimo Parties and that shareholder collectively), on the other hand.

•	The parties will agree limitations on acquisitions and disposals of shares of the company that will provide that none of the major shareholders will have the

Page 8 of 17 Pages

ability to acquire control over the new company other than by consent of the other major shareholders.

If during the term of the Joint Venture Agreement the Reporting Persons and the Altimo Parties collectively acquire, directly or indirectly, control of Turkcell Holding, they have agreed to exercise their voting and other rights to operate the Issuer in the ordinary course of business, and to cause the board of directors of the Issuer to consist of two representatives of each of them and three independent directors, pending the closing of the transactions contemplated by the Joint Venture Agreement, including the formation of the new company.

Sonera Holding is the controlling shareholder of Fintur Holdings B.V. (“Fintur”), a joint venture between Sonera Holding and the Issuer in which Sonera Holding owns 58.55% of the outstanding shares and the Issuer 41.45% of the outstanding shares. Sonera Holding has a right of first refusal in respect of any sale of Fintur shares. In order to avoid potential future conflicts, the parties to the Joint Venture Agreement have agreed that if TS Finland requests, ATT will support the sale by the Issuer to TS Finland or one of its affiliates of the Issuer’s minority interest in Fintur at fair market value.

The discussions of the Turkcell Holding Shareholders Agreement and the Joint Venture Agreement in this Item 5 are qualified in their entirety by reference to the agreements themselves, which are attached as Exhibits (a) and (b) hereto and incorporated herein by reference.

The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer. As part of their effort to maximize the value of their investment, the Reporting Persons may, from time to time, consider, evaluate, and propose various possible transactions involving the Issuer or its subsidiaries, which could include, among other things, direct or indirect acquisition of additional securities of the Issuer; disposition of any securities of the Issuer owned directly or indirectly by them; extraordinary corporate transactions (such as a merger, consolidation, or reorganization) involving the Issuer or any of its subsidiaries; the sale or transfer of a material amount of assets of Issuer or its subsidiaries; changes in the board of directors or management of the Issuer; changes in the capitalization or dividend policy of the Issuer; and other similar or related matters.

The Reporting Persons may also, from time to time, formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, tax considerations, or other factors. Certain changes in plans or intentions, and certain other plans or proposals, may be undertaken in conjunction with or in consultation with ATT and its affiliates.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Page 9 of 17 Pages

As described in more detail in Item 3, Sonera Holding directly holds, and the other Reporting Persons beneficially own, with shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, (a) 308,531,983.604 Shares of the Issuer, representing approximately 14.0% of the outstanding Shares (based on 2,200,000,000 shares outstanding on December 31, 2008 as disclosed by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2008) and (b) 47.09% of the outstanding shares of Turkcell Holding. Turkcell Holding owns 1,122,000,000.238 Shares of the Issuer, representing approximately 51.0% of the outstanding Shares.

The Reporting Persons entered into the Joint Venture Agreement with the Altimo Parties on November 11, 2009 as described in more detail in Items 3 and 4. As a result, the Reporting Persons may be deemed to have formed a group with the Altimo Parties within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by the Altimo Parties. To the best of the Reporting Persons’ knowledge, ATT has entered into agreements with affiliates of Cukurova Holdings giving ATT, as a result of those agreements and its indirect interest in Turkcell Holding, beneficial ownership of, shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares of the Issuer held by Turkcell Holding.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares of the Issuer, has the right to acquire any Shares of the Issuer or presently has the sole or shared power to vote or to direct the voting of, or to dispose or direct the disposition of, any Shares of the Issuer.

Except as disclosed in Item 3, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them (other than the rights and powers of ATT, Cukurova Holding and their respective affiliates with respect to the shares of Turkcell Holding indirectly owned by them).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As more fully described in Items 3 and 4 above, the Reporting Persons are parties to the Joint Venture Agreement and Sonera Holding is a party to the Turkcell Holding Shareholders Agreement. A copy of the Joint Venture Agreement is attached hereto as Exhibit (a) and a copy of the Turkcell Holding Shareholders Agreement is attached hereto as Exhibit (b), each of which is incorporated herein by reference.

Page 10 of 17 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Venture Agreement, dated 11 November 2009, between ATT, Altimo, TS, Sonera Holding and TS Finland.

B	Shareholders Agreement, dated as of October 21, 1999, between Sonera Corporation, Cukurova Holding, Yapi ve Kredi Bankasi A.S., Pamukbank T.A.S., Turkiye Genel Sigorta A.S. and Pamuk Factoring A.S.

C	Joint Filing Agreement among TS, TS Finland and Sonera Holding.

Page 11 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2009

TeliaSonera AB

By:	/s/ Per-Arne Blomquist
Name: Per-Arne Blomquist
Title: Executive Vice President and Chief Financial Officer

By:	/s/ Jan Henrik Ahrnell
Name: Jan Henrik Ahrnell
Title: Senior Vice President and Head of Group Legal Affairs

TeliaSonera Finland Oyj

By:	/s/ Per-Arne Blomquist
Name: Per-Arne Blomquist
Title: Director

By:	/s/ Jan Henrik Ahrnell
Name: Jan Henrik Ahrnell
Title: Director

Sonera Holding B.V.

By:	/s/ Christian Luiga
Name: Christian Luiga

Page 12 of 17 Pages

SCHEDULE A

TeliaSonera AB

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Tom von Weymarn	Chairman of the Board of Directors, TeliaSonera AB among other board assignments	TeliaSonera AB SE-106 63 Stockholm Sweden	Finnish

Maija-Liisa Friman	Member of the Board of Directors, TeliaSonera AB among other board assignments	TeliaSonera AB SE-106 63 Stockholm Sweden	Finnish

Conny Karlsson	Member of the Board of Directors, TeliaSonera AB among other board assignments	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Lars G. Nordström	President and Group CEO of Posten AB	Posten AB SE-105 00 Stockholm Sweden	Swedish

Timo Peltola	Member of the Board of Directors, TeliaSonera AB among other board assignments	TeliaSonera AB SE-106 63 Stockholm Sweden	Finnish

Lars Renström	President and CEO of Alfa Laval	Alfa Laval Group Box 73 SE-221 00 Lund Sweden	Swedish

Jon Risfelt	Member of the Board of Directors, TeliaSonera AB among other board assignments	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Caroline Sundewall	Member of the Board of Directors, TeliaSonera AB among other board assignments	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Page 13 of 17 Pages

Agneta Ahlström	Deputy Chairman of the Swedish Union of Clerical and Technical Employees in Industry, Telecommunications section (Unionen-Tele)	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Magnus Brattström	Chairman of the Union of Service and Communication Employees within TeliaSonera, SEKO TELE	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Berith Westman	Chairman of the Swedish Union of Clerical and Technical Employees in Industry, the Telecommunications section (Unionen-Tele)	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Executive Officers

Lars Nyberg	President and Chief Executive Officer	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Per-Arne Blomquist	Executive Vice President and Chief Financial Officer	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Jan Henrik Ahrnell	Senior Vice President, General Counsel and Head of Group Legal Affairs	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Håkan Dahlström	President of business area Broadband Services	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Cecilia Edström	Senior Vice President and Head of Group Communications	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Karin Eliasson	Senior Vice President and Head of Group Human Resources	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Page 14 of 17 Pages

Sverker Hannervall	Senior Vice President and Head of sales division Business Services	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Kenneth Karlberg	President of business area Mobility Services	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Tero Kivisaari	President of business area Eurasia	TeliaSonera AB SE-106 63 Stockholm Sweden	Finnish

Åke Södermark	Senior Vice President and Chief Information Officer	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Page 15 of 17 Pages

TeliaSonera Finland Oyj

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Per-Arne Blomquist	Executive Vice President and Chief Financial Officer, TeliaSonera AB	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Jan Henrik Ahrnell	Senior Vice President, General Counsel and Head of Group Legal Affairs, TeliaSonera AB	TeliaSonera AB SE-106 63 Stockholm Sweden	Swedish

Tiia Tuovinen	Broadband Head of Legal Affairs, TeliaSonera AB	Teollisuuskatu 15, Helsinki, Finland	Finnish

Executive Officers

Juha-Pekka Weckström	President of TeliaSonera Finland Oyj	Teollisuuskatu 15, Helsinki, Finland	Finnish

Page 16 of 17 Pages

Sonera Holding B.V.

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Board of Managing Directors

Jaap Johan van der Vlies	Managing Director, General Counsel, Sonera Holding B.V.	Sonera Holding B.V., Rodezand 34k, NL-3011AN Rotterdam, the Netherlands	Dutch

Carl Peter Christian Luiga	Senior Vice President, Head of Corporate Control, TeliaSonera AB.	TeliaSonera AB, Stureplan 8, SE-106 63 Stockholm, Sweden	Swedish

Sven Håkan Jansson	Senior Vice President, Head of Mergers, Acquisitions and Divestitures, TeliaSonera AB	TeliaSonera AB Stureplan 8, SE-10663 Stockholm, Sweden	Swedish

Olli Teppo Tuohimaa	Senior Vice President, General Counsel, TeliaSonera Eurasia	TeliaSonera Eurasia, Buyukdere Cad. 171, Metrocity A Blok 16th floor, 1. Levent 34330 Istanbul, Turkey	Finnish

Page 17 of 17 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Venture Agreement, dated 11 November 2009, between ATT, Altimo, TS, Sonera Holding and TS Finland.

B	Shareholders Agreement, dated as of October 21, 1999, between Sonera Corporation, Cukurova Holding, Yapi ve Kredi Bankasi A.S., Pamukbank T.A.S., Turkiye Genel Sigorta A.S. and Pamuk Factoring A.S.

C	Joint Filing Agreement among TS, TS Finland and Sonera Holding.